Exhibit 4.8

Lease Agreement

Lessor (Party A): Zhejiang Forasen Energy Technology Co., Ltd.

Lessee (Party B): Zhejiang CN Energy New Material Co., Ltd.

The following agreements are reached after friendly negotiation based on the reciprocal principle of both parties：

1.	Party A leases to Party B the real estate located at Building No.7, 10 Censhan Road, Nanmingshan Street, Liandu District, Lishui City, Zhejiang Province.

2.	The lease term shall be 5 years, from October 8, 2021 to October 7, 2026. The total construction area for the leased real estate is 2,522.46 square meters. The rent for the lease is RMB 37,836.9 per month, RMB 454,042.8 per year, RMB 15 per square meters per month. The rent shall be paid semi-annually; payment shall be made in advance.

3.	Upon termination or expiration of this agreement, Party A has the right to take back the real estate. Upon expiration of the lease term agreed herein, if Party B intends to renew the lease, it shall propose the renewal to Party A three months prior to the expiration date of the lease. If both parties agree upon the renewal of the lease, they shall execute a new lease agreement.

4.	Party A shall guarantee the safety of the leased real estate and will be responsible for the repair and maintenance of the real estate caused by non-artificial reasons during the lease term. Party B shall make proper use of the real estate. Party B is responsible for the repair and maintenance of the real property caused by its own or affiliates. Either party cannot terminate the lease without proper excuse. If one party wants to terminate the lease agreement before expiration under specific circumstances, it shall obtain consent from the other party three months prior to the date of termination and reimburse for any losses caused by the termination.

5.	Party B reserves the priority right to renew or purchase the leased real property. However, a separate agreement shall be executed.

6.	Any dispute arising out from this Contract shall be solved by both parties through negotiation. If the dispute is not settled through negotiation, it shall be submitted to the Court of Arbitration or court.

7.	This agreement is made in duplicate with one copy held by each party with the same legal force.

Party A (Signature & Seal): /s/ Zhejiang Forasen Energy Technology Co., Ltd.

Party B (Signature & Seal): /s/ Zhejiang CN Energy New Material Co., Ltd.

Date: October 8, 2021